Filed by Symyx Technologies, Inc.
 Pursuant to Rule 425 Under the Securities Act of 1933
 And Deemed Filed pursuant to Rule 14a-12
 Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
 Commission File: 000-27765

CONFIDENTIAL
SYMYX CUSTOMER + PARTNER COMMUNICATION EMAIL

I am excited to share with you that a short time ago we announced that Symyx has entered into an agreement to merge with Accelrys, Inc.   I’ve also attached a news release that provides more information about the merger.

We believe this merger of equals offers significant benefits to our customers and our partners.  As two leaders in the scientific software and services market, both Symyx and Accelrys understand the challenges many scientific R&D organizations are facing.  Organizations are increasingly being asked to increase productivity and performance, while dealing with budgetary pressures, restructuring, changes in scientific processes, and managing globally dispersed operations.

These fundamental changes in scientific R&D require new solutions.  The merger between Symyx and Accelrys creates a unique and powerful combination which will enable us to meet the changing needs of our customers by delivering more agile, flexible and open scientific R&D environments.  This, coupled with our deep scientific expertise in chemistry, biology and materials science, enables us to deliver a broad range of solutions and services to help you meet the challenges outlined above and achieve better outcomes from your R&D organizations.

Until the completion of the merger, both companies must continue to operate independently; however, integration planning between the two organizations will take place during this time.  Be assured that during this interim period, it is business as usual.  The priority of our team is delivering outstanding products and services, including supporting our customers.

It is our strong belief that the transaction will provide you, our valued customers and partners, with a greater choice of quality products and services to help you manage your R&D operations as the two organizations come together.

Over the next few days, members of our team will be reaching out to you. However, because the merger is not yet completed, there are some questions you may have that we won’t be able to answer at this time.  Once the merger is completed, we will communicate more information about the plans of the combined company.   You are invited to participate in our upcoming Symposium User Group Meeting in Barcelona, May 4th-6th, where you can learn more about the merger.

We look forward to continuing to serve you as we embark on an exciting new phase for our business.

Isy Goldwasser
CEO
Symyx Technologies

Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for Accelrys and Symyx following the completion of the proposed merger; and other statements that are not purely statements of historical fact.  These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Accelrys and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements.  All such forward-looking statements speak only as of the date they are made, and neither Accelrys nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions.  Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2009, which was filed with the SEC on May 26, 2009, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Symyx for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Accelrys and Symyx.

Important Merger Information and Additional Information and Where to Find It
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Accelrys and Symyx will file relevant materials with the SEC, including the filing by Accelrys of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus.  Investors are strongly urged to read the joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Accelrys and Symyx, because they will contain important information about Accelrys, Symyx and the proposed merger. The joint proxy statement/prospectus and other documents that will be filed by Accelrys and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary.

Accelrys, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of Accelrys is set forth in Accelrys’ most recent definitive proxy statement, which was filed with the SEC on July 21, 2009.  Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.  Certain directors and executive officers of Accelrys and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Accelrys and Symyx will file with the SEC when it becomes available.